UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(3) of the Securities Exchange Act of 1934
BANCO ITAÚ CHILE
(formerly known as ITAÚ CORPBANCA)
(Name of Subject Company (Issuer))
Itaú Unibanco Holding S.A.
ITB Holding Brasil Participações Ltda.
(Names of Filing Persons (Offerors))
Common Shares, no par value per share
(Title of Class of Securities)
CL0002841873*
(ISIN Number of Class of Securities)
* The Common Shares are listed on the Santiago Stock Exchange and the Chilean Electronic Exchange under the symbol “ITAUCL.”
American Depositary Shares, each representing one-third of one Common Share
(Title of Class of Securities)
45033E105 (Sponsored ADR)**
(CUSIP Number of Class of Securities)
** CUSIP number of the American Depositary Shares (“ADSs”), each representing one-third of one common share, listed on the New York Stock Exchange

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
Itaú Unibanco Holding S.A.
ITB Holding Brasil Participações Ltda.
(Names of Filing Persons (Offerors))
Common Shares, no par value per share
(Title of Class of Securities)
CL0002841873*
(ISIN Number of Class of Securities)
* The Common Shares are listed on the Santiago Stock Exchange and the Chilean Electronic Exchange under the symbol “ITAUCL.”
American Depositary Shares, each representing one-third of one Common Share
(Title of Class of Securities)
45033E105 (Sponsored ADR)**
(CUSIP Number of Class of Securities)
** CUSIP number of the American Depositary Shares (“ADSs”), each representing one-third of one common share, listed on the New York Stock Exchange

Investor Relations
Ave. Presidente Riesco 5537
Las Condes
Santiago, Chile
Telephone: +562.2660.1751, Facsimile: +562.2660.2476
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With a copy to:
George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022-6069
+1.212.848.4000

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

☒
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on this combined Schedule TO and Schedule 13E-3 Transaction Statement under cover of Schedule TO (this “Schedule TO”) relates to the offer by ITB Holding Brasil Participações Ltda., a limited liability company organized under the laws of the Federative Republic of Brazil (“Purchaser”) and an indirect wholly owned subsidiary of Itaú Unibanco Holding S.A., a company organized under the laws of the Federative Republic of Brazil (“IUH”) to purchase: (1) any and all outstanding common shares, no par value per share (the “Common Shares”) of Banco Itaú Chile (formerly known as Itaú CorpBanca), a publicly-traded special banking corporation (sociedad anónima especial bancaria) organized under the laws of the Republic of Chile (the “Company”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which defines a U.S. holder as “any security holder resident in the United States”); and (2) any and all outstanding American Depositary Shares (each of which represents one-third of one Common Share) of the Company (the “ADSs,” and together with the Common Shares, the “Shares”), held by holders, wherever located, in each case other than any Shares owned directly or indirectly by IUH and/or its affiliates, for 8,500 Chilean pesos in cash per Common Share and 2,833.3333 Chilean pesos in cash per ADS (together, the “U.S. Offer Price”), without interest and less (i) any applicable brokerage fees and commissions and (ii) applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 6, 2023 (the “U.S. Offer to Purchase”) and other related materials, including the form of acceptance for the Common Shares (the “Common Share Acceptance Form”), the letter of transmittal for ADSs (the “ADS Letter of Transmittal”) and the notice of “guaranteed delivery” for the ADSs (the “ADS Notice of Guaranteed Delivery”) which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer,” copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(C), (a)(1)(B) and (a)(1)(D), respectively. This Schedule TO is being filed on behalf of IUH and Purchaser. Concurrently with the U.S. Offer, Purchaser is offering to purchase any and all outstanding Common Shares, other than Common Shares currently owned directly or indirectly by IUH and/or its affiliates, including Common Shares held by U.S. Holders (the “Chilean Offer” and, together with the U.S. Offer, the “Offers”). Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the U.S. Offer to Purchase.
The information set forth in the U.S. Offer to Purchase, including all schedules thereto, and the related ADS Letter of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO.
Item 1.   Summary Term Sheet.
Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “Summary Term Sheet,” which is incorporated herein by reference.
Item 2.   Subject Company Information.
(a) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer — Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.
(b) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “Introduction,” which is incorporated herein by reference.
(c) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer — Section 6. Price Range of Shares; Dividends,” which is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The U.S. Offer — Section 8. Certain Information Concerning IUH and Purchaser,” and in “Schedule I — Information About the Directors and Executive Officers of Purchaser and IUH, and Each Person Controlling Purchaser and IUH,” which is incorporated herein by reference.
(b) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer — Section 8. Certain Information Concerning IUH and Purchaser” and in “Schedule I —

Information About the Directors and Executive Officers of Purchaser and IUH, and Each Person Controlling Purchaser and IUH,” which is incorporated herein by reference.
(c) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer — Section 8. Certain Information Concerning Purchaser and IUH,” in “Schedule I — Information About the Directors and Executive Officers of Purchaser and IUH, and Each Person Controlling Purchaser and IUH,” and in “Special Factors — Section 1. Background of the Offers,” which is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer,” “Special Factors — Section 4. Effects of the U.S. Offer,” “The U.S. Offer — Section 1. Terms of the U.S. Offer,” “The U.S. Offer — Section 2. Acceptance for Payment and Payment for Shares,” “The U.S. Offer — Section 3. Procedures for Tendering into the U.S. Offer,” “The U.S. Offer — Section 4. Withdrawal Rights,” “The U.S. Offer — Section 5. Material U.S. and Chilean Income Tax Consequences,” “The U.S. Offer — Section 6. Price Range of Shares; Dividends,” “The U.S. Offer — Section 7. Certain Information Concerning the Company,” “The U.S. Offer — Section 12. Effects on Market for Common Shares and Registration of Common Shares in the Chilean Securities Registry; Effects on Market for ADSs; Registration of Common Shares and ADSs Under the Exchange Act; Margin Regulations,” and “The U.S. Offer — Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Special Factors — Section 8. Related Party Transactions” and in “Schedule I — Information About the Directors and Executive Officers of Purchaser and IUH, and Each Person Controlling Purchaser and IUH,” which is incorporated herein by reference.
(b) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Introduction,” “Special Factors — Section 1. Background of the Offers” and in “Schedule I — Information About the Directors and Executive Officers of Purchaser and IUH, and Each Person Controlling Purchaser and IUH,” which is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a) and (c) (1) through (7) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer,” “Special Factors — Section 4. Effects of the U.S. Offer,” and “The U.S. Offer — Section 12. Effects on Market for Common Shares and Registration of Common Shares in the Chilean Securities Registry; Effects on Market for ADSs; Registration of Common Shares and ADSs Under the Exchange Act; Margin Regulations,” which is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a), (b) and (d) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet” and “The U.S. Offer — Section 9. Source and Amount of Funds,” which is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
(a) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” and in “Schedule I — Information About the Directors and Executive Officers of Purchaser and IUH, and Each Person Controlling Purchaser and IUH,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “Schedule I — Information About the Directors and Executive Officers of Purchaser and IUH, and Each Person Controlling Purchaser and IUH,” which is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a) Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer — Section 14. Fees and Expenses,” which is incorporated herein by reference.
Item 10.   Financial Statements.
(a)-(b) Financial information with respect to Purchaser and IUH is not material because: (a) the consideration offered consists solely of cash; (b) the Offers are not subject to any financing condition; and (c) the Offers are being made for all of the outstanding Common Shares and ADSs not owned directly or indirectly by IUH and/or its affiliates. Reference is made to the information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer — Section 9. Source and Amount of Funds,” which is incorporated herein by reference.
Item 11.   Additional Information.
(a)(1) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Special Factors — Section 1. Background of the Offers,” “Special Factors — Section 8. Related Party Transactions,” and in “Schedule I — Information About the Directors and Executive Officers of Purchaser and IUH, and Each Person Controlling Purchaser and IUH,” which is incorporated herein by reference.
(a)(2) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “Special Factors — Section 5. Appraisal Rights; Supermajority Shareholders’ Matters and Additional Banking Requirements; Rule 13e-3,” “The U.S. Offer — Section 1. Terms of the U.S. Offer,” “The U.S. Offer — Section 2. Acceptance for Payment and Payment for Shares,” “The U.S. Offer — Section 3. Procedures for Tendering into the U.S. Offer,” “The U.S. Offer — Section 4. Withdrawal Rights,” “The U.S. Offer — Section 5. Material U.S. and Chilean Income Tax Consequences,” “The U.S. Offer — Section 11. Conditions to the U.S. Offer,” “The U.S. Offer — Section 12. Effects on Market for Common Shares and Registration of Common Shares in the Chilean Securities Registry; Effects on Market for ADSs; Registration of Common Shares and ADSs Under the Exchange Act; Margin Regulations,” and “The U.S. Offer — Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.
(a)(3) and (4) Reference is made to the information set forth in the U.S. Offer to Purchase under the headings “The U.S. Offer — Section 12. Effects on Market for Common Shares and Registration of Common Shares in the Chilean Securities Registry; Effects on Market for ADSs; Registration of Common Shares and ADSs Under the Exchange Act; Margin Regulations,” and “The U.S. Offer — Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.
(a)(5) Not applicable.
(c) Reference is made to the information set forth in the U.S. Offer to Purchase, the ADS Letter of Transmittal, the Common Share Acceptance Form and the ADS Notice of Guaranteed Delivery, which is incorporated herein by reference.
Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(A)	U.S. Offer to Purchase, dated June 6, 2023.*
(a)(1)(B)	ADS Letter of Transmittal.*
(a)(1)(C)	Common Share Acceptance Form.*
(a)(1)(D)	ADS Notice of Guaranteed Delivery.*

Exhibit No.	Description
(a)(1)(E)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees re: Common Shares.*
(a)(1)(F)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees re: ADSs.*
(a)(1)(G)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients re: Common Shares.*
(a)(1)(H)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients re: ADSs.*
(a)(1)(I)	Power of Attorney, dated as of June 1, 2023.*
(a)(5)(A)	Comunicado ao Mercado issued by IUH announcing the tender offer, dated March 2, 2023, attached as Exhibit 99.1 to the Schedule TO-C filed by IUH with the Securities and Exchange Commission on March 3, 2023, and incorporated herein by reference.
(a)(5)(B)	Comunicado ao Mercado issued by IUH announcing receipt of the last pending regulatory authorization, dated March 29, 2023, attached as Exhibit 99.1 to the Schedule TO-C filed by IUH with the Securities and Exchange Commission on March 30, 2023, and incorporated herein by reference.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith.

Item 13.   Information Required by Schedule 13E-3.
The following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The responses set forth in Items 1-12 above and the information set forth in the U.S. Offer to Purchase are incorporated herein by reference to the items required by Schedule 13E-3.
Item 2 to Schedule 13E-3. Subject Company Information.
(a)
Name and Address

The name of the subject company to which this Statement relates is Banco Itaú Chile (formerly known as Itaú CorpBanca), a publicly-traded special banking corporation (sociedad anónima especial bancaria) organized under the laws of the Republic of Chile. The principal executive offices of the Company are located at 5537 Ave. Presidente Riesco, Las Condes, Santiago, Chile. The telephone number of the Company’s principal executive offices is +562.2660.1751.
(b)
Securities

The class of equity securities to which this Statement relates is the Common Shares, which are traded on the Santiago Stock Exchange and the Chilean Electronic Exchange under the symbol “ITAUCL”, and the ADSs, which are traded on the New York Stock Exchange under the ticker symbol “ITCL.” The ADSs were issued under a facility created pursuant to the deposit agreement by and among the Company, The Bank of New York Mellon, as depositary, and all holders from time to time of American depositary receipts evidencing ADSs issued thereunder.

According to the Company, as of May 26, 2023, the Company’s share capital consists of 216,340,749 Common Shares (including Common Shares represented by ADSs), no par value, all of which are book-entry shares and are fully paid in.
(c)
Trading Market and Price

The information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer — Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.
(d)
Dividends

The information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer — Section 6. Price Range of Shares; Dividends” is incorporated herein by reference.
(e)
Prior Public Offerings

None.
(f)
Prior Share Purchases

The information set forth in the U.S. Offer to Purchase under the heading “Special Factors — Section 1. Background of the Offers” is incorporated herein by reference.
Item 4 to Schedule 13E-3. Terms of the Transaction.
(c)   Different Terms
Not applicable.
(d)   Appraisal Rights
The information set forth in the U.S. Offer to Purchase under the heading “Special Factors — Section 5. Appraisal Rights; Supermajority Shareholders’ Matters and Additional Banking Requirements; Rule 13e-3” is incorporated herein by reference.
(e)   Provisions for Unaffiliated Security Holders
The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to its corporate files or to obtain counsel or appraisal services at its expense.
(f)   Eligibility for Listing or Trading
Not applicable.
Item 5 to Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements.
(c)   Negotiations or Contacts
The information set forth in the U.S. Offer to Purchase under the headings “Introduction,” “Special Factors — Section 1. Background of the Offers,” “The U.S. Offer — Section 1. Terms of the U.S. Offer,” and in “Schedule I — Information About the Directors and Executive Officers of Purchaser and IUH, and Each Person Controlling Purchaser and IUH” is incorporated herein by reference.
(e)   Agreements Involving the Subject Company’s Securities
Not applicable.

Item 6 to Schedule 13E-3. Purposes of the Transaction and Plans or Proposals.
(b)   Use of Securities Acquired
The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer,” and “Special Factors — Section 4. Effects of the U.S. Offer” is incorporated herein by reference.
(c)(8)   Plans
The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors — Section 3. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer,” “Special Factors — Section 4. Effects of the U.S. Offer,” and “The U.S. Offer — Section 12. Effects on Market for Common Shares and Registration of Common Shares in the Chilean Securities Registry; Effects on Market for ADSs; Registration of Common Shares and ADSs Under the Exchange Act; Margin Regulations” is incorporated herein by reference.
Item 7 to Schedule 13E-3. Purposes, Alternatives, Reasons and Effects.
(a)   Purposes
The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors — Section 1. Background of the Offers” and “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer” is incorporated herein by reference.
(b)   Alternatives
The information set forth in the U.S. Offer to Purchase under the headings “Special Factors — Section 1. Background of the Offers” and “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer” is incorporated herein by reference.
(c)   Reasons
The information set forth in the U.S. Offer to Purchase under the headings “Special Factors — Section 1. Background of the Offers” and “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer” is incorporated herein by reference.
(d)   Effects
The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors — Section 1. Background of the Offers,” “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer,” “Special Factors — Section 4. Effects of the U.S. Offer,” “Special Factors — Section 5. Appraisal Rights; Supermajority Shareholders’ Matters and Additional Banking Requirements; Rule 13e-3,” “Special Factors — Section 6. Interests of Certain Persons in the Offers,” “The U.S. Offer — Section 5. Material U.S. and Chilean Income Tax Consequences” and “The U.S. Offer — Section 12. Effects on Market for Common Shares and Registration of Common Shares in the Chilean Securities Registry; Effects on Market for ADSs; Registration of Common Shares and ADSs Under the Exchange Act; Margin Regulations” is incorporated herein by reference.
Item 8 to Schedule 13E-3. Fairness of the Transaction.
(a)   Fairness
The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 3. Fairness of the U.S. Offer” and “Special Factors — Section 6. Interests of Certain Persons in the Offers” is incorporated herein by reference.

(b)   Factors Considered in Determining Fairness
The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 3. Fairness of the U.S. Offer” is incorporated herein by reference.
(c)   Approval of Security Holders
The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” “Introduction” and “The U.S. Offer — Section 1. Terms of the U.S. Offer” is incorporated herein by reference.
(d)   Unaffiliated Representative
As of the date hereof, a majority of directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.
(e)   Approval of Directors
As of the date hereof, the U.S. Offer has not been approved by a majority of the directors of the Company who are not employees of the Company.
The information set forth in the U.S. Offer to Purchase under the headings “Summary Term Sheet,” and “Special Factors — Section 1. Background of the Offers” is incorporated herein by reference.
(f)   Other Offers
Not applicable.
Item 9 to Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.
(a)-(b)   Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal
The information set forth in the U.S. Offer to Purchase under the headings “Special Factors — Section 1. Background of the Offers,” “Special Factors — Section 3. Fairness of the U.S. Offer” and “The U.S. Offer — Section 14. Fees and Expenses” is incorporated herein by reference.
(c)
Availability of documents

Not applicable.
Item 10 to Schedule 13E-3. Source and Amount of Funds or Other Consideration.
(c)   Expenses
The information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer — Section 14. Fees and Expenses” is incorporated herein by reference.
Item 12 to Schedule 13E-3. The Solicitation or Recommendation.
(d)   Intent to Tender or Vote in a Going-Private Transaction
To the extent known by Purchaser and IUH after making reasonable inquiry, no executive officer, director or affiliate of the Company, executive officer and director of Purchaser and IUH, person controlling Purchaser and IUH, or executive officer and director of any corporation or other person ultimately in control of Purchaser and IUH, currently intends to tender or sell Shares owned or held by that person.
(e)   Recommendations of Others
As of the date hereof, the board of directors of the Company has not taken a position with respect to the Offers. The Company will be obligated to file a Solicitation/Recommendation Statement on

Schedule 14D-9 with the Commission within ten business days of the date of the U.S. Offer to Purchase. In the Schedule 14D-9, the board of directors of the Company is required to set forth whether it will approve or disapprove of the U.S. Offer or not take a position with respect to the U.S. Offer. The laws of the Republic of Chile do not require that the board of directors of the Company take any position with respect to the Offers, except that each member of the board of directors has to deliver, within five business days from the commencement of the Chilean Offer, an opinion as to whether tendering into the Chilean Offer is in the best interests of the Company’s shareholders.
The information set forth in the U.S. Offer to Purchase under the heading “Summary Term Sheet,” “Special Factors — Section 1. Background of the Offers,” “Special Factors — Section 3. Fairness of the U.S. Offer,” and in “Schedule I — Information About the Directors and Executive Officers of Purchaser and IUH, and Each Person Controlling Purchaser and IUH” is incorporated herein by reference.
Item 13 to Schedule 13E-3. Financial Statements.
(a)   Financial Information
The information set forth in the U.S. Offer to Purchase under the heading “The U.S. Offer — Section 7. Certain Information Concerning the Company” is incorporated herein by reference.
The financial statement information set forth in Part III of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the United States Securities and Exchange Commission on April 27, 2023, is incorporated herein by reference and is available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
(b)   Pro Forma Information
Not applicable.
Item 14 to Schedule 13E-3. Persons/Assets, Retained, Employed, Compensated or Used.
(a)-(b)   Solicitations or Recommendations; Employees and Corporate Assets
The information set forth in the U.S. Offer to Purchase under the heading “Special Factors — Section 1. Background of the Offers” and “The U.S. Offer — Section 14. Fees and Expenses” with respect to the persons employed or retained by Purchaser is incorporated herein by reference.
Item 15 to Schedule 13E-3. Additional Information.
(b)-(c) Other Material Information
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 6, 2023
ITAÚ INIBANCO HOLDING S.A.
By:
/s/ Álvaro F. Rizzi Rodrigues

Name: Álvaro F. Rizzi Rodrigues
Title:   Attorney-in-fact
By:
/s/ Fernando Della Torre Chagas

Name: Fernando Della Torre Chagas
Title:   Attorney-in-fact
ITB HOLDING BRASIL PARTICIPAÇÕES LTDA.
By:
/s/ Álvaro F. Rizzi Rodrigues

Name: Álvaro F. Rizzi Rodrigues
Title:   Attorney-in-fact
By:
/s/ Fernando Della Torre Chagas

Name: Fernando Della Torre Chagas
Title:   Attorney-in-fact

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	U.S. Offer to Purchase, dated June 6, 2023.*
(a)(1)(B)	ADS Letter of Transmittal.*
(a)(1)(C)	Common Share Acceptance Form.*
(a)(1)(D)	ADS Notice of Guaranteed Delivery.*
(a)(1)(E)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees re: Common Shares.*
(a)(1)(F)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees re: ADSs.*
(a)(1)(G)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients re: Common Shares.*
(a)(1)(H)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients re: ADSs.*
(a)(1)(I)	Power of Attorney, dated as of June 1, 2023.*
(a)(5)(A)	Comunicado ao Mercado issued by IUH announcing the tender offer, dated March 2, 2023, attached as Exhibit 99.1 to the Schedule TO-C filed by IUH with the Securities and Exchange Commission on March 3, 2023, and incorporated herein by reference.
(a)(5)(B)	Comunicado ao Mercado issued by IUH announcing receipt of the last pending regulatory authorization, dated March 29, 2023, attached as Exhibit 99.1 to the Schedule TO-C filed by IUH with the Securities and Exchange Commission on March 30, 2023, and incorporated herein by reference.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith.